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                             October 27, 2021

       Stuart Rothstein
       Chief Executive Officer, Apollo Commercial Real Estate Finance Apollo Realty Income Solutions, Inc.
       c/o Apollo Global Management, Inc.
       9 West 57th Street, 43rd Floor
       New York, New York 10019

                                                        Re: Apollo Realty
Income Solutions, Inc.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted September
30, 2021
                                                            CIK No. 0001882850

       Dear Mr. Rothstein :

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-11

       Cover Page

   1. We note your disclosure on page 2 that as a perpetual-life, publicly-offered REIT you may consider a liquidity
event at any time in the future, you currently do not intend to undertake such
consideration until seven years after you complete this offering and you are not obligated
by your charter or otherwise to effect a liquidity event at any time.
                                                        Please revise your risk
factor bullet points on the cover page to disclose that you have no requirement to ever
provide liquidity.
 Stuart Rothstein
FirstName  LastNameStuart  Rothstein
Apollo Realty  Income Solutions, Inc.
Comapany
October 27,NameApollo
            2021        Realty Income Solutions, Inc.
October
Page 2 27, 2021 Page 2
FirstName LastName
2. Please add a risk factor bullet point here and include risk factor disclosure in the prospectus stating that you are a blind pool and that you have not identified specific investments to acquire with the proceeds of this offering.
Risk Factors, page 29

3. We note disclosure on the cover page and summary risk factors that upon acquiring shares in the offering, investors will experience immediate dilution in the net tangible book value of their investment. Please include a discussion of this risk under an appropriate caption in the risk factors.
Investment Objectives and Strategies, page 80

4. Given your disclosure regarding Apollo's assets under management and experience in real estate investing and your references to other Apollo accounts, please provide the disclosure referenced in Item 8 of Industry Guide 5, including any relevant prior performance tables, or provide us with a detailed analysis of why you believe it is not required. Please also refer to CF Disclosure Guidance: Topic No. 6 for guidance.
Net Asset Value Calculation and Valuation Guidelines, page 118

5. Please provide us, on a supplemental basis, with your template for future NAV disclosures.
Share Repurchases, page 184

6. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
         We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation
         Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate
         Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc.
         (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,
         2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017)
         please provide us with an analysis as to how your program is consistent with such relief.
         To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the
         Division   s Office of Mergers and Acquisitions at 202-551-3440.
7. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007. To the extent you have questions as to whether the program is entirely
 Stuart Rothstein
Apollo Realty Income Solutions, Inc.
October 27, 2021
Page 3
      consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
Supplemental Sales Material, page 189

8. Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review such material. In addition, note that sales material must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.
      Please also confirm that you will continue to provide us sales material prior to use for the duration of the registered offering.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameStuart Rothstein
                                                            Division of
Corporation Finance
Comapany NameApollo Realty Income Solutions, Inc.
                                                            Office of Real
Estate & Construction
October 27, 2021 Page 3
cc:       Jason D. Myers, Esq.
FirstName LastName